December 12, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wiseman Global Ltd.

Registration Statement on Form S-1/A

Filed December 4, 2018

File No. 333-228130

To the men and women of the SEC:

On behalf of Wiseman Global Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 11, 2018 addressed to Mr. Lai Jinpeng, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on December 4, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Form S-1 filed December 12, 2018

Risk Factors, page 5

1. Please include a risk factor regarding your auditor's going-concern opinion. See Item 503(c) of Regulation S-K. Please also disclose the going-concern opinion in the prospectus summary.

Company Response:

We have added a risk factor on the bottom of page 10 to address the above. We have also added disclosure of the going-concern opinion to the prospectus summary on the bottom of page 2.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 12, 2018

/s/ Lai Jinpeng

Lai Jinpeng

Chief Executive Officer